Exhibit 4.1

AMERICAN MIDSTREAM PARTNERS, LP

AMERICAN MIDSTREAM FINANCE CORPORATION

and

the Guarantors named herein

8.500% SENIOR NOTES DUE 2021

SIXTH SUPPLEMENTAL INDENTURE

DATED AS OF JUNE 5, 2019

WELLS FARGO BANK, NATIONAL ASSOCIATION,

Trustee

This SIXTH SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of June 5, 2019, is among American Midstream Partners, LP, a Delaware limited partnership (the “Company”), American Midstream Finance Corporation, a Delaware corporation (“Finance Corp.” and, together with the Company, the “Issuers”), each of the parties identified under the caption “Guarantors” on the signature page hereto (the “Guarantors”) and Wells Fargo Bank, National Association, a national banking association, as trustee (the “Trustee”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture (as defined below).

RECITALS

WHEREAS, the Issuers, the initial Guarantors and the Trustee entered into an Indenture, dated as of December 28, 2016 (as amended, restated, supplemented, waived or otherwise modified from time to time, the “Indenture”), pursuant to which the Issuers have issued $425,000,000 in the aggregate principal amount of 8.500% Senior Notes due 2021 (the “Notes”);

WHEREAS, on March 17, 2019, the Company and its general partner, American Midstream GP, LLC, a Delaware limited liability company (the “General Partner”), entered into an Agreement and Plan of Merger with Anchor Midstream Acquisition, LLC, a Delaware limited liability company (“Parent”), Anchor Midstream Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), and High Point Infrastructure Partners, LLC, a Delaware limited liability company, pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a direct wholly-owned subsidiary of the General Partner and Parent (the “Merger”);

WHEREAS, the Issuers desire to (i) amend the covenant in Section 4.03 of the Indenture so that the Company will no longer be required to file certain reports with the Securities and Exchange Commission following consummation of the Merger; (ii) amend the covenant in Section 4.11 of the Indenture to remove certain requirements that will no longer be applicable to the Company following the Company’s conversion from a limited partnership to a member-managed limited liability company, which is expected to occur after consummation of the Merger, and to add a requirement for the Board of Directors of the Company to obtain a fairness opinion in connection with certain Affiliate Transactions; and (iii) amend Section 6.01 of the Indenture, reducing the number of days of non-compliance by the Company with its obligations under Section 4.03 of the Indenture that would constitute an Event of Default (collectively, the “Amendments”);

WHEREAS, Section 9.02 of the Indenture provides that the Issuers, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes;

WHEREAS, (i) the Issuers have solicited the consent of the Holders of the outstanding Notes pursuant to and in accordance with the Consent Solicitation Statement, dated as of May 20, 2019, as amended by Amendment No. 1 to the Consent Solicitation Statement, dated June 3, 2019 (as amended, the “Consent Solicitation Statement”), and (ii) the Issuers have received, and has delivered to the Trustee evidence of, the consent of the Holders of at least a majority in principal amount of the then outstanding Notes to the Amendments as set forth in this Supplemental Indenture; and

WHEREAS, all acts and things prescribed by the Indenture, by law and by the Certificate of Incorporation and the Bylaws (or comparable constituent documents) of the Issuers, of the Guarantors and of the Trustee necessary to make this Supplemental Indenture a valid instrument legally binding on the Issuers, the Guarantors and the Trustee, in accordance with its terms, have been duly done and performed.

NOW, THEREFORE, to comply with the provisions of the Indenture and in consideration of the above premises, the Issuers, the Guarantors and the Trustee covenant and agree for the equal and proportionate benefit of the respective Holders of the Notes as follows:

ARTICLE 1

Section 1.01. This Supplemental Indenture is supplemental to the Indenture and does and shall be deemed to form a part of, and shall be construed in connection with and as part of, the Indenture for any and all purposes.

Section 1.02. This Supplemental Indenture shall become effective immediately upon its execution and delivery by each of the Issuers, the Guarantors and the Trustee; provided, however, that the Amendments set forth in Article 2 of this Supplemental Indenture shall only become effective once (i) the Merger is consummated and (ii) the Issuers pay (or cause to be paid) each consenting Holder’s pro rata portion of an aggregate consent payment in the amount of $2,125,000 to The Depository Trust Company for the benefit of the consenting Holders in accordance with the terms set forth in the Consent Solicitation Statement (collectively, the “Conditions”). The Company shall notify the Trustee promptly in writing after the satisfaction of the Conditions.

ARTICLE 2

Section 2.01. The parties hereto agree and acknowledge that Section 1.02 of the Indenture shall be amended by inserting the term “Independent Qualified Party” in alphabetical order with its corresponding section reference being Section 4.11.

Section 2.02. The parties hereto agree and acknowledge that Section 4.03 of the Indenture shall be amended and restated in its entirety as follows:

“Reports. (a) So long as any Notes are outstanding, the Company will, in accordance with paragraph (b) of this Section 4.03, furnish to the Trustee, the Holders and, upon its prior request, any Beneficial Owner of the Notes:

(1) (i) within 120 days after the end of each fiscal year of the Company, an annual report containing substantially all the information that would have been required to be contained in an annual report on Form 10-K under the Exchange Act if the Company had been a reporting company under the Exchange Act, including audited annual financial statements of the Company and its consolidated Subsidiaries prepared in accordance with GAAP (with footnotes to such financial statements) and a report thereon by the Company’s certified independent accountants in accordance with generally accepted auditing standards of the American Institute of Certified Public

Accountants and a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section; provided, however, that (x) such annual reports shall not be required to contain any of the information required by Part II, Items 5 (Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities) and 9A (Controls and Procedures), and Part III, Items 10 (Directors, Executive Officers and Corporate Governance), 11 (Executive Compensation), 12 (Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters), 13 (Certain Relationships and Related Transactions, and Director Independence) and 14 (Principal Accounting Fees and Services) of Form 10-K and (y) any information contained in such annual reports with respect to non-consolidated Subsidiaries shall be consistent with past practice; and

(ii) within 60 days after the end of each fiscal quarter of the Company (solely with respect to the first three fiscal quarters of each fiscal year), a quarterly report with respect to the most recent fiscal quarter and year-to-date period containing substantially all the information that would have been required to be contained in a quarterly report on Form 10-Q under the Exchange Act if the Company had been a reporting company under the Exchange Act, including unaudited quarterly financial statements of the Company and its consolidated Subsidiaries prepared in accordance with GAAP (with condensed footnotes to such financial statements consistent with past practice) and a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section; provided, however, that (x) such quarterly reports shall not be required to contain any of the information required by Part I, Item 4 of Form 10-Q (Controls and Procedures) and (y) any information contained in such quarterly reports with respect to non-consolidated Subsidiaries shall be consistent with past practice; and

(2) promptly from time to time, and in any event within five Business Days, after the occurrence of any event that would be required to be reported in a current report on Form 8-K under the Exchange Act under any of the following:

(A)    Item 1.01 (Entry into a Material Definitive Agreement);

(B)    Item 1.02 (Termination of a Material Definitive Agreement.);

(C)    Item 1.03 (Bankruptcy or Receivership);

(D)    Item 2.01 (Completion of Acquisition or Disposition of Assets);

(E)    Item 2.03 (Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant);

(F)    Item 2.04 (Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement);

(G)    Item 3.03 (Material Modification to Rights of Security Holders), but only with respect to a material modification to the rights of the Holders pursuant to this Indenture;

(H)    Item 4.02 (Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review);

(I)    Item 5.01 (Changes in Control of Registrant);

(J)    Item 5.02(a)(1) (Resignation of Director due to Disagreement with Registrant);

(K)    Item 5.02(c)(1) (Name and Position of Newly Appointed Officer and Date of Appointment); or

(L)    Item 5.03 (Changes in Fiscal Year);

in accordance with the requirements of Form 8-K as of the date hereof, as if the Company had been a reporting company under the Exchange Act, a current report containing substantially all the information that would have been required to be contained in such Form 8-K; provided, however, that no such report will be required to be made available pursuant to this Section 4.03 if the Company determines in its good faith judgment that such event is not material to the Holders or the business, assets, operations, financial position or prospects of the Company and its Restricted Subsidiaries, taken as a whole;

provided, however, that, with respect to reports provided pursuant to either paragraph (a)(1) or paragraph (a)(2) of this Section 4.03, in no event will such reports be required to:

(A)    comply with Section 302, Section 404 or Section 906 of the Sarbanes-Oxley Act of 2002, or related Items 307 and 308 of Regulation S-K promulgated by the SEC;

(B)    comply with Item 302 of Regulation S-K promulgated by the SEC;

(C)    comply with Rule 3-10 of Regulation S-X promulgated by the SEC or contain separate financial statements for the Company, Finance Corp., the Guarantors or other Subsidiaries or other Persons that would be required under (i) Rule 3-05 of Regulation S-X, (ii) Rule 3-09 of Regulation S-X, (iii) Rule 3-16 of Regulation S-X, (iv) Rule 8-04 of Regulation S-X, (v) Rule 8-05 of Regulation S-X or (vi) Section 11 of Regulation S-X, respectively, promulgated by the SEC;

(D)    comply with Regulation G under the Exchange Act or Item 10(e) of Regulation S-K promulgated by the SEC with respect to any non-GAAP financial measures contained therein; provided, however, that any EBITDA or Adjusted EBITDA information included in reports provided pursuant to paragraph (a)(1) of this Section 4.03 shall comply with Regulation G under the Exchange Act;

(E)    contain any segment reporting information; provided, however, that reports provided pursuant to paragraphs (a)(1)(i) and (ii) of this Section 4.03 shall present revenue and capital expenditures on a segment basis for the periods presented in such report;

(F)    contain any compensation or beneficial ownership information;

(G)    comply with Item 601 of Regulation S-K promulgated by the SEC (with respect to exhibits) or include as an exhibit copies of any agreements or other items that would be required to be filed as exhibits to a periodic report on Form 10-K or Form 10-Q or current report on Form 8-K; or

(H)    make any adjustments to or recasts of financial information with respect to (i) either acquisitions or divestitures to provide period-over-period comparability in any segment financial presentation or “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in such reports or (ii) under ASC 805-50 in connection with any common control transactions.

The Company shall at all times comply with TIA § 314(a).

(b)    The Company will make the reports required by paragraph (a) of this Section 4.03 available to the Trustee, the Holders and, upon its prior request, any Beneficial Owner of the Notes that certifies to its status as a Beneficial Owner to the reasonable satisfaction of the Company, in each case by posting such reports on its website, on Intralinks, SyndTrak, ClearPar or any comparable password-protected online data system that requires a confidentiality acknowledgment and will make such reports readily available to any Holder, any bona fide prospective investor in the Notes (which prospective investors will be limited to QIBs that certify their status as such to the reasonable satisfaction of the Company), any bona fide securities analyst (to the extent providing analysis of investment in the Notes to investors and prospective investors therein) or any bona fide market maker in the Notes who agrees to treat such reports as confidential or accesses such reports on Intralinks, SyndTrak, ClearPar or any comparable password-protected online data system that requires a confidentiality acknowledgment; provided that such Holders, prospective investors, security analysts or market makers will agree to (i) treat all of the information in such reports as confidential, (ii) not use any of the information in such reports for any purpose other than their investment or potential investment in the Notes and (iii) not publicly disclose or distribute any of the information in such reports.

(c) The Company will be deemed to have furnished the reports required by paragraph (a) of this Section 4.03 if the Company or any direct or indirect parent of the Company has filed the corresponding reports with the SEC via the SEC’s EDGAR filing system (or any successor system), provided, however, that in the case of filed reports of a direct or indirect parent, such reports will be accompanied by consolidating information (which need not be audited) that explains in reasonable detail the difference between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a stand-alone basis, on the other hand.

(d)    To the extent any reports are not provided within the time periods specified in paragraph (a) of this Section 4.03 and such reports are subsequently provided, the Company will be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto will be deemed to have been cured.

(e)    The Company and the Guarantors shall furnish to the Holders and Beneficial Owners of the Notes, prospective purchasers of the Notes and securities analysts, upon their request, the information, if any, required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(f) If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then, to the extent material, the quarterly and annual financial information required by paragraph (a) of this Section 4.03 shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes to the financial statements and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries.

(g)    No later than five Business Days after the date the annual and quarterly financial information for the prior fiscal period have been provided pursuant to Section 4.03(a)(1)(i) or 4.03(a)(1)(ii) above, the Company shall also hold live quarterly conference calls with the opportunity to ask questions of the Company. No fewer than two Business Days prior to the date such conference call is to be held, the Company shall issue a notice through its website, Intralinks, SyndTrak, ClearPar or the other comparable password-protected online data system through which it provides the information pursuant to paragraph (a) of this Section 4.03 announcing such quarterly conference call for the benefit of the Holders, Beneficial Owners of the Notes, bona fide prospective investors in the Notes (which prospective purchasers shall be limited to QIB that certify their status as such to the reasonable satisfaction of the Company), bona fide securities analysts and market making financial institutions, which notice shall contain the time and the date of such conference call and direct the recipients thereof to contact an individual at the Company (for whom contact information shall be provided in such notice) to obtain information on how to access such quarterly conference call. The Trustee shall not be obligated to attend or participate in any such conference calls or be deemed to have actual or constructive notice of any information disclosed therein or determinable from information disclosed therein, including the Issuers’ compliance with any of their covenants under this Indenture (as to which the Trustee is entitled to rely exclusively on an Officers’ Certificate).

(h) Delivery of reports, information and documents to the Trustee under this Section is for informational purposes only and the Trustee’s receipt of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuers’ compliance with any of their covenants under this Indenture (as to which the Trustee is entitled to rely exclusively on an Officers’

Certificate). The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, the Issuers’ compliance with the covenants in this Indenture with respect to the furnishing or posting of such reports, information and documents filed with the Commission or EDGAR or on a website or any online data system under this Indenture.”

Section 2.03. The parties hereto agree and acknowledge that Section 4.11 of the Indenture shall be amended and restated in its entirety as follows:

“Limitation on Transactions with Affiliates. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1)    the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person or, if in the good faith judgment of the Board of Directors of the Company, no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to the Company or the relevant Restricted Subsidiary from a financial point of view; and

(2) the Company delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, a resolution of the Board of Directors of the Company set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this Section 4.11, provided that with respect to any Affiliate Transaction or series of related Affiliate Transactions that involve an amount in excess of $80.0 million, the Board of Directors of the Company shall have also received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction or series of related Affiliate Transactions are fair (taken as a whole), from a financial standpoint, to the Company and such Restricted Subsidiary or is not materially less favorable to the Company and such Restricted Subsidiary than could reasonably be expected to be obtained at the time of the Affiliate Transaction or related Affiliate Transactions in a comparable transaction by the Company or such Restricted Subsidiary with a Person who is not an Affiliate. For the purpose of this Section 4.11, the term “Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of nationally recognized standing; provided, however, that such firm is not an Affiliate of the Company.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph of this Section 4.11:

(1) any transaction or series of related transactions involving aggregate consideration of less than $10.0 million;

(2) any employment, equity award, equity option or equity appreciation agreement or plan entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(3) transactions between or among any of the Company and its Restricted Subsidiaries;

(4) transactions with a Person that is an Affiliate of the Company (other than an Unrestricted Subsidiary) solely because the Company owns an Equity Interest in such Person;

(5) transactions effected in accordance with the JPE Merger Agreement or other agreements that are identified or incorporated by reference in the Offering Memorandum, in each case as such agreements are in effect on the date of this Indenture, and any amendment or replacement of any of such agreements so long as such amendment or replacement agreement is no less advantageous to the Company and its Restricted Subsidiaries in any material respect than the agreement so amended or replaced;

(6) customary compensation, indemnification and other benefits made available to officers, directors or employees of the Company or a Restricted Subsidiary or Affiliate of the Company, including reimbursement or advancement of out-of-pocket expenses and provisions of officers’ and directors’ liability insurance;

(7) sales of Equity Interests (other than Disqualified Stock) to Affiliates of the Company;

(8) Permitted Investments or Restricted Payments that are permitted by Section 4.07;

(9) payments to the General Partner with respect to reimbursement for expenses in accordance with the Partnership Agreement as in effect on the date of this Indenture and as it may be amended, provided that any such amendment is not less favorable to the Company in any material respect than the agreement prior to such amendment;

(10) transactions between the Company or any of its Restricted Subsidiaries and any other Person, a director of which is also on the Board of Directors of the Company or any direct or indirect parent company of the Company, and such common director is the sole cause for such other Person to be deemed an Affiliate of the Company or any of its Restricted Subsidiaries; provided, however, that such director abstains from voting as a member of the Board of Directors of the Company or any direct or indirect parent company of the Company, as the case may be, on any transaction with such other Person; and

(11) in the case of contracts for gathering, transporting, treating, processing, fractionating, refining, marketing, distributing, storing, terminalling, purchasing, selling, blending or otherwise handling Hydrocarbons or other products, or activities or services reasonably related or ancillary thereto, or other operational contracts, any such contracts are entered into in the ordinary course of business on terms substantially similar to those contained in similar contracts entered into by the Company or any Restricted Subsidiary and third parties, or if neither the Company nor any Restricted Subsidiary has entered into a similar contract with a third party, then the terms are no less favorable than those available from third parties on an arm’s length basis.”

Section 2.04. The parties hereto agree and acknowledge that Section 6.01 of the Indenture shall be amended and restated in its entirety as follows:

“Events of Default. An “Event of Default” occurs if one of the following shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be involuntary or be effected by operation of law):

(a) an Issuer defaults in the payment when due of interest or Additional Interest, if any, with respect to, the Notes, and such default continues for a period of 30 days;

(b) an Issuer defaults in the payment of the principal of or premium, if any, on the Notes when due at its Stated Maturity, upon optional redemption, upon required repurchase or redemption, upon declaration or otherwise;

(c) the Company fails to comply with its obligations to repurchase Notes within the time periods set forth, or to consummate a purchase of Notes when required, under the provisions of Section 3.09, 4.10 or 4.15, or the Company fails to comply with its obligations under the provisions of Section 5.01 hereof;

(d) the Company fails to comply with the provisions of Section 4.03 for 90 days after notice to the Company by the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding of such failure;

(e) the Company fails to comply with any other covenant or other agreement in this Indenture or the Notes for 60 days after notice to the Company by the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding of such failure;

(f) a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the date of this Indenture, if such default:

(1) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness (a “Payment Default”); or

(2) results in the acceleration of such Indebtedness prior to its Stated Maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates in excess of $25.0 million; provided, however, that if any such Payment Default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 60 days from the continuation of such Payment Default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(g) the Company or any of its Restricted Subsidiaries fails to pay final non-appealable judgments aggregating in excess of $25.0 million (to the extent not covered by insurance by a reputable and creditworthy insurer as to which the insurer has not disclaimed coverage), which judgments are not paid, discharged or stayed for a period of 60 days;

(h) except as permitted by this Indenture, any Subsidiary Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Subsidiary Guarantee;

(i) the Company, Finance Corp., any of the Company’s Restricted Subsidiaries that is a Significant Subsidiary of the Company or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary of the Company pursuant to or within the meaning of Bankruptcy Law:

(1) commences a voluntary case,

(2) consents in writing to the entry of an order for relief against it in an involuntary case,

(3) consents in writing to the appointment of a Custodian of it or for all or substantially all of its property,

(4) makes a general assignment for the benefit of its creditors, or

(5) admits in writing it generally is not paying its debts as they become due; and

(j) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(1) is for relief against the Company, Finance Corp., any of the Company’s Restricted Subsidiaries that is a Significant Subsidiary of the Company or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary of the Company in an involuntary case;

(2) appoints a Custodian of the Company, Finance Corp., any of the

Company’s Restricted Subsidiaries that is a Significant Subsidiary of the Company or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary of the Company or for all or substantially all of the property of the Company, Finance Corp., any of the Company’s Restricted Subsidiaries that is a Significant Subsidiary of the Company or any group of Restricted Subsidiaries of the Company, that, taken together, would constitute a Significant Subsidiary of the Company; or

(3) orders the liquidation of the Company, Finance Corp., any of the Company’s Restricted Subsidiaries that is a Significant Subsidiary of the Company or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary of the Company;

and the order or decree remains unstayed and in effect for 60 consecutive days.”

ARTICLE 3

Section 3.01. Except as specifically modified herein, the Indenture and the Notes are in all respects ratified and confirmed (mutatis mutandis) and shall remain in full force and effect in accordance with their terms with all capitalized terms used herein without definition having the same respective meanings ascribed to them as in the Indenture.

Section 3.02. Except as otherwise expressly provided herein, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee by reason of this Supplemental Indenture. This Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee with respect hereto. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Supplemental Indenture or the Notes, and it shall not be responsible for any statement or recital herein or any statement in the Notes other than its certificate of authentication.

Section 3.03. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 3.04. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of such executed copies together shall represent the same agreement. Signatures of the parties hereto transmitted by facsimile or electronic mail in .pdf format shall be deemed to be their original signatures for all purposes.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first written above.

AMERICAN MIDSTREAM PARTNERS, LP

By:	American Midstream GP, LLC, its sole general partner

By:	/s/ Eric T. Kalamaras
Name:	Eric T. Kalamaras
Title:	Senior Vice President and Chief Financial Officer

AMERICAN MIDSTREAM FINANCE CORPORATION

By:	/s/ Eric T. Kalamaras
Name:	Eric T. Kalamaras
Title:	Senior Vice President and Chief Financial Officer

Guarantors:

American Midstream, LLC

American Midstream (Alabama Gathering), LLC

American Midstream (Alabama Intrastate), LLC

American Midstream (AlaTenn), LLC

American Midstream (Burns Point), LLC

American Midstream (Lavaca), LLC

American Midstream (Louisiana Intrastate), LLC

American Midstream (Mississippi), LLC

American Midstream (SIGCO Intrastate), LLC

American Midstream (Tennessee River), LLC

American Midstream AMPAN, LLC

American Midstream Bakken, LLC

American Midstream Chatom, LLC

American Midstream Chatom Unit 1, LLC

American Midstream Chatom Unit 2, LLC

American Midstream Costar, LLC

American Midstream Delta House, LLC

American Midstream East Texas Rail, LLC

American Midstream Emerald, LLC

American Midstream Gas Solutions, LP

By:	American Midstream Gas Solutions GP, LLC, its general partner
American Midstream Gas Solutions GP, LLC

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American Midstream Gas Solutions LP, LLC

American Midstream Madison, LLC

American Midstream Marketing, LLC

American Midstream Mesquite, LLC

American Midstream Midla Reconfiguration, LLC

American Midstream Offshore (Seacrest) LP

By:	American Midstream, LLC, its general partner

American Midstream Onshore Pipelines, LLC

American Midstream Permian, LLC

American Midstream Piney Woods, LLC

American Midstream Republic, LLC

American Midstream Transtar Gas Processing, LLC

AMID Crude Oil Services LLC

AMID Crude Oil Storage LLC

AMID Crude Trucking LLC

AMID Energy Products Supply LLC

AMID Liquids Trucking LLC

AMID Merger LP

By:	American Midstream, LLC, its general partner

AMID Payment Services, LLC

AMID Silver Dollar Pipeline LLC

AMID St. Croix LLC

Argo Merger GP Sub, LLC

Centana Gathering, LLC

Centana Oil Gathering, LLC

D-Day Offshore Holdings, LLC

High Point Gas Gathering, L.L.C.

High Point Gas Gathering Holdings, LLC

High Point Gas Transmission, LLC

High Point Gas Transmission Holdings, LLC

PAM Acquisition Company, LLC

Panther Offshore Gathering Systems, LLC

Panther Operating Company, LLC

Panther Pipeline, LLC

American Panther, LLC

Main Pass Oil Gathering Company, LLC

American Midstream Blackwater, LLC

Blackwater Investments, Inc.

Blackwater Maryland, L.L.C.

By:	/s/ Eric T. Kalamaras
Name:	Eric T. Kalamaras
Title:	Senior Vice President and Chief Financial Officer

[Signature Page to Sixth Supplemental Indenture]

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Patrick Giordano
Name:	Patrick Giordano
Title:	Vice President

[Signature Page to Sixth Supplemental Indenture]